November 4, 2011

James Giugliano
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA

Re: Lightlake Therapeutics, Inc.
       Form 8-K
       Filed October 27, 2011
       File No. 333-139915

Mr. Guigliano:

In response to your letter dated October 31, 2011 Lightlake Therapeutics, Inc. will draft and amend our previous Form 8-K within the next 5 business days.

Lightlake Therapeutics, Inc. will amend and re-file our Form 10-Q’s for the interim periods ended October 31, 2010, January 31, 2011 and April 30, 2011 with the inclusion of the labeling of the columns of the financial statements as “not reviewed” within the next 10 business days.

We have coordinated with our Independent Registered Public Accountant, who is currently working on fulfilling our review requirement.  We anticipate that the completion of all our prior filings will be amended on or before November 24, 2011.  Our auditor will be filing a review report with such amendments.

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

/s/ Seijin Ki

Seijin Ki
Director and Secretary

cc. Dr. Roger Cyrstal